FINANCIAL INVESTORS TRUST 485BPOS

Exhibit (b)(4)

AMENDMENT NO. 2 TO

BYLAWS

OF

FINANCIAL INVESTORS TRUST

In accordance with Article XII (Amendments) of the Revised Bylaws of Financial Investors Trust (the “Bylaws”), a Delaware business trust, the Bylaws are hereby amended as follows:

Article IV (Shareholders’ Meetings), Section 4 (Place of Meeting) of the Bylaws is deleted in its entirety and replaced with the following:

“PLACE OF MEETING

SECTION 4. All special meetings of the Shareholders shall be held at the principal place of business of the Trust, at such other place in the United States as the Trustees may designate, or solely by means of remote communication, as may from time to time be determined by the Trustees.”

This amendment is effective as of December 8, 2020.